UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 333-51434

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOX INVESTMENT PLAN

2121 Avenue of the Stars

Los Angeles, CA 90067

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

Fox Investment Plan

Financial Statements and Supplemental Schedules

Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Fox Retirement Board

Fox Investment Plan

We have audited the accompanying statements of net assets available for benefits of Fox Investment Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 25, 2012

Los Angeles, California

Fox Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments, at fair value	$1,075,103,636	$1,065,081,183
Cash	28,123	8,271

Receivables:
Notes receivable from participants	21,551,023	20,458,802
Employer contributions	161,727	250,949
Participant contributions	307,880	517,389
Interest and other	13,019	137

Total receivables	22,033,649	21,227,277

Total assets	1,097,165,408	1,086,316,731

Liabilities
Due to broker for securities purchased	235,402	57,568

Total liabilities	235,402	57,568

Net assets reflecting all investments at fair value	1,096,930,006	1,086,259,163

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,088,866)	(2,815,527)

Net assets available for benefits	$1,092,841,140	$1,083,443,636

See accompanying notes.

Fox Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to (deductions from) net assets attributed to:
Contributions:
Employer, net of forfeitures	$37,490,499
Participant	79,989,077
Rollover	4,341,886

Total contributions	121,821,462

Net investment income (loss):
Net depreciation in fair value of investments	(52,823,334)
Interest, dividends and other	29,355,590
Interest earned on notes receivable from participants	944,170

Total net investment loss	(22,523,574)

Benefits paid to participants	(89,880,593)
Administrative expenses	(19,791)

Net increase	9,397,504

Net assets available for benefits at beginning of year	1,083,443,636

Net assets available for benefits at end of year	$1,092,841,140

See accompanying notes.

Fox Investment Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor or the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was originally adopted effective June 1, 1984.

Eligibility

The Plan is a defined contribution plan available to certain nonunion employees of the Company to whom the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

Contributions

Employees eligible to participate in the Plan are automatically enrolled in the Plan at a 3% deferral rate, unless they affirmatively opt out of participation. The following types of contributions are allowable under the terms of the Plan document:

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the Code). Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions, which are also subject to certain limitations of the Code. After-tax contributions are subject to a Plan limitation of $5,000 per year.

Employer Matching Contributions – The Company contributes for each participant each pay period an amount equal to 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed. The annual Company matching contribution may not exceed 3 1/2% of a participant’s annual compensation. Certain union employees do not receive these matching contributions.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Non-elective Contributions – The Company contributes for each participant each pay period a Company non-elective contribution in an amount equal to 1% or 2% of pay period compensation for each participant who (1) is ineligible to participate in a Company pension plan and is a non-collective bargaining unit eligible employee or (2) is covered by a collective bargaining agreement requiring said contribution, as applicable.

Rollover Contributions – Amounts distributed to participants from other tax-qualified plans and/or individual retirement accounts may be contributed to the Plan.

The total amount contributed to a participant’s account (excluding rollover contributions) for the year ended December 31, 2011, may not exceed the lesser of (a) $49,000, or (b) 100% of the participant’s includable compensation, as defined by the Plan document and the Code.

Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions.

A participant becomes 100% vested in the Employer Matching Contribution account at the earliest of the following dates:

•	Completion of two years of vesting service

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A participant becomes 100% vested in the Employer Non-elective Contribution account at the earliest of the following dates:

•	Completion of three years of vesting service, as defined

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Forfeitures

If a participant elects a distribution of his/her vested account balance upon termination of employment, the nonvested portion of his/her employer contribution account is forfeited. If a participant defers distribution of his/her account balance, the participant’s employer contribution account is forfeited after a consecutive 60-month period has elapsed after an employee’s termination date. In accordance with the Plan document, such forfeitures are used to reduce future Employer Matching Contributions. For the year ended December 31, 2011, forfeitures of approximately $3,338,000 were used to reduce the Employer Matching Contributions.

Forfeited balances of approximately $422,000 and $250,000 were available to reduce future contributions as of December 31, 2011 and 2010, respectively.

Investment Options

The plan administrator intends for the Plan to constitute a Plan described in section 404(c) of ERISA. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options offered by the Plan.

Participants may direct their investment balances among these various investment options at any time, subject to trading restrictions imposed by the mutual fund companies.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions, and debited for any distributions. Investment fund gains, losses, and expenses are allocated based on the participant’s account balances in each fund.

Notes Receivable from Participants

Participants may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan. Participants may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The Trustee, Fidelity Management Trust Company, has established a loan fund for recording loan activities. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of the participants’ vested accounts as of the date of distribution.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from the assets of the Plan. Certain expenses incurred by the Plan are processing fees charged to participants for requesting a distribution or loan check to be sent via overnight mail. During the year ended December 31, 2011, $19,791 of administrative expenses were paid from the accounts of the affected participants.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan’s investment in News Corporation Class B Common Stock amounted to $37,661,433 and $37,412,510 as of December 31, 2011 and 2010, respectively. Such investments represented approximately 3% of the Plan’s total net assets as of December 31, 2011 and 2010. For risks and uncertainties regarding News Corporation, participants should refer to the News Corporation Annual Report on Form 10-K for the fiscal year ended June 30, 2011, filed with the SEC on August 15, 2011.

Investments in News Corporation Class B Common Stock, mutual funds, money market funds, common collective funds, synthetic Guaranteed Investment Contracts (GICs), and wrapper contracts are exposed to various risks such as the financial condition of News Corporation, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820), to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. The requirement to present changes in Level 3 measurements on a gross basis was effective for reporting periods beginning after December 15, 2010. All other guidance in ASU 2010-06 was effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, the adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Fox Investment Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend dates.

Net Appreciation (Depreciation) in Fair Value of Investments

All realized and unrealized appreciation (depreciation) in the fair value of investments is shown in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Fox Investment Plan

Notes to Financial Statements (continued)

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2011		2010
Investments at fair value:
American Funds AMCAP R5 Fund	$	*	$118,182,684
American Funds AMCAP R6 Fund		118,479,727	*
Morgan Stanley Institutional Mid Cap Growth Fund Class I		84,321,252	90,755,313
Artio International Equity Fund II		71,256,968	96,718,032
Fidelity Spartan 500 Index Institutional		125,979,996	129,506,553
PIMCO Total Return Fund Institutional Class		102,116,477	98,452,895

*	Amount represents less than 5% of net assets at year-end.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year ended December 31, 2011), appreciated (depreciated) in fair value as follows:

Mutual funds	$(57,228,368)
News Corporation Class B Common Stock	4,405,034

$(52,823,334)

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement

Mutual funds, government and corporate securities, and common stock investments are stated at quoted market prices. Investments in fully benefit-responsive investment contracts are recognized at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of traditional GICs was calculated using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC index rates. Fair values for general separate account GICs, fixed maturity synthetic GICs and constant duration synthetic GICs are calculated using the sum of all underlying assets’ market values provided by an external pricing source. Fair value of the synthetic GIC wrapper contracts is calculated based on the hypothetical wrap fees generated by matrix pricing. Common collective trust funds are valued based on their unadjusted net asset value as determined by the fund sponsor based on the fair value of the underlying investments held in the common collective trust fund at the measurement date. There are no redemption restrictions on the common collective trust funds. The money market fund and short-term investment fund are valued at cost plus interest earned, which approximates fair value.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$117,038,250	$—	$—	$117,038,250
International equity funds	75,971,797	—	—	75,971,797
Lifecycle funds	311,527,221	—	—	311,527,221
U.S. equity funds	391,446,769	—	—	391,446,769
News Corporation stock	37,661,433	—	—	37,661,433
Short-term investment fund	18,695,584	—	—	18,695,584
Money market fund	653,523	—	—	653,523
Separate account GIC:
Collective fund	—	7,510,291	—	7,510,291
Stable value pooled funds	—	2,940,388	—	2,940,388
Traditional GICs	—	3,856,920	—	3,856,920
Fixed maturity synthetic GICs:
Asset-backed securities	—	3,562,072	—	3,562,072
Commercial mortgage-backed securities	—	1,935,208	—	1,935,208
Residential mortgage-backed securities	—	5,269,349	—	5,269,349
Constant duration synthetic GICs:
Asset-backed security index funds	—	13,399,689	—	13,399,689
Collective fund	—	29,406,157	—	29,406,157
Commercial mortgage-backed security funds	—	2,065,192	—	2,065,192
Government bond funds	—	37,124,042	—	37,124,042
Mortgage-backed security funds	—	14,872,472	—	14,872,472
Wrap contracts	—	—	167,279	167,279

Total assets at fair value	$952,994,577	$121,941,780	$167,279	$1,075,103,636

As a result of further analysis of the characteristics of certain asset-, commercial mortgage-, and residential mortgage-backed securities, approximately $30 million of these types of securities that were previously reported as level 1 at December 31, 2010 have been reclassified as level 2 investments. These revisions in the disclosed classification had no effect on the reported fair value of these instruments.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2011.

Level 3 Assets Year Ended December 31 2011
Wrap Contracts

Balance, beginning of year	$161,807
Total gains included in changes in net assets	5,472

Balance, end of year	$167,279

The amount of total gains for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$5,472

Unrealized gains included in changes in net assets for the period above are reported in net depreciation in fair value of investments in the statement of changes in net assets available for benefits.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$103,351,716	$—	$—	$103,351,716
International equity funds	98,706,153	—	—	98,706,153
Lifecycle funds	302,654,467	—	—	302,654,467
U.S. equity funds	394,285,391	—	—	394,285,391
News Corporation stock	37,412,510	—	—	37,412,510
Short-term investment fund	11,372,866	—	—	11,372,866
Money market fund	782,209	—	—	782,209
Variable synthetic GICs:
Corporate bonds	—	1,516,588	—	1,516,588
Stable value pooled funds	—	2,827,571	—	2,827,571
Traditional GICs	—	3,245,291	—	3,245,291
Fixed maturity synthetic GICs:
Asset-backed securities	—	10,506,511	—	10,506,511
Commercial mortgage-backed securities	—	7,080,788	—	7,080,788
Residential mortgage-backed securities	—	12,419,172	—	12,419,172
Constant duration synthetic GICs:
Asset-backed security index funds	—	11,164,040	—	11,164,040
Collective fund	—	27,800,588	—	27,800,588
Commercial mortgage-backed security funds	—	2,080,846	—	2,080,846
Government bond funds	—	27,409,197	—	27,409,197
Mortgage-backed security funds	—	10,303,472	—	10,303,472
Wrap contracts	—	—	161,807	161,807

Total assets at fair value	$948,565,312	$116,354,064	$161,807	$1,065,081,183

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies

The Standish Mellon Income Fund includes synthetic GICs and bank investment contracts. This fund is presented at fair value. The adjustment from fair value to contract value for the fully benefit-responsive synthetic GICs held by this fund is based on the contract value as reported by Standish Mellon, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses, and excludes the short-term investment fund.

The average yields for the Standish Mellon Income Fund are as follows as of December 31, 2011 and 2010:

	2011	2010
Average yield:
Based on actual earnings	2.48%	3.24%
Based on interest rate credited to participants	2.46%	3.23%

The fair values, contract values, and adjustments to contract value for the synthetic GICs, traditional GICs, and common collective trust that hold GICs as of December 31, 2011 and 2010, are as follows:

	2011
	Fair Value	Contract Value	Adjustment to Contract Value

Synthetic GICs	$115,311,751	$111,338,653	$(3,973,098)
Traditional GICs	3,856,920	3,840,558	(16,362)
Common collective trust	2,940,388	2,840,982	(99,406)

	$122,109,059	$118,020,193	$(4,088,866)

	2010
	Fair Value	Contract Value	Adjustment to Contract Value

Synthetic GICs	$110,443,009	$107,710,759	$(2,732,250)
Traditional GICs	3,245,291	3,208,893	(36,398)
Common collective trust	2,827,571	2,780,692	(46,879)

	$116,515,871	$113,700,344	$(2,815,527)

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

The fair values of the assets underlying the synthetic GICs, by type of securities, as of December 31, 2011 and 2010, are as follows:

	2011	2010

U.S. government securities	$83,726,707	$75,922,748
Corporate obligations	31,417,765	34,358,454
Fair value of wrappers	167,279	161,807

Fair value of investments	115,311,751	110,443,009
Difference between fair value and contract value of synthetic GICs	(3,973,098)	(2,732,250)

Contract value of synthetic GICs	$111,338,653	$107,710,759

The Standish Mellon Income Fund consists of three types of investment contracts. All investment contracts are benefit-responsive.

Guaranteed Investment Contracts

Traditional GICs are unsecured general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically, and it will not have an interest rate of less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts

Generally, fixed maturity synthetic GICs consist of a market-valued asset or collection of market-valued assets such as mortgage-backed securities, and other investment securities, that are owned by the fund, or Plan, and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, these contracts are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased, and the interest crediting rate cannot be less than 0%.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund or Plan. The variable synthetic GICs are benefit-responsive and provide next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the investment.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities in collective investment funds with underlying investments in U.S. government securities, mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate resets every quarter based on the book value of the contract, the market yield of the underlying assets, the fair value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the fair value of the underlying portfolio over the duration of the contract and, therefore, will be affected by movements in interest rates and/or changes in the fair value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first established and it will not have an interest crediting rate of less than 0%.

Certain events could limit the ability of the Standish Mellon Income Fund to transact withdrawals and transfers at contract value. Such events include the following:

•	Company-initiated events including events within the control of the Plan or Plan Sponsor that would have a material and adverse effect on the Standish Mellon Income Fund.

•	Company communications designed to induce participants to transfer from the Standish Mellon Income Fund.

•	Competing fund transfer or violation of equity wash or equivalent rules in place.

•	Changes of qualification status of the Company or the Plan.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

The plan administrator does not believe that the occurrence of any of the above events, which would limit the Standish Mellon Income Fund’s ability to transact at contract value with participants, is probable.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

6. Related-Party Transactions

The Plan engages in certain transactions involving Fidelity Management Trust Company, the Trustee, and News Corporation, the parent company, which are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity Management Trust Company or its related affiliates. Fees paid by the Plan Sponsor to Fidelity Management Trust Company for the year ended December 31, 2011, were not significant. Investments managed by Fidelity Management Trust Company amounted to $461,571,153 and $446,304,216 as of December 31, 2011 and 2010, respectively.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the tax qualified status of the Plan.

Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Fox Investment Plan

Notes to Financial Statements (continued)

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall become 100% vested in their accounts, after payment of any expenses properly chargeable thereto.

9. Subsequent Event

After the statement of net assets available for benefits date but before the financial statements were available to be issued, the Fox Retirement Board approved the merger of the Investment Plan for Former Chris-Craft/UTV Employees (the CCUTV Plan) into the Plan. As a result, all investments transferred from the CCUTV Plan to the Plan effective February 29, 2012.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets per the financial statements as of December 31, 2011 and 2010, to net assets per the Form 5500:

	2011	2010

Net assets per the financial statements	$1,092,841,140	$1,083,443,636
Add: Adjustment for fair value to contract value of synthetic GICs and common collective trust	4,072,504	2,779,129

Net assets per the Form 5500	$1,096,913,644	$1,086,222,765

Fox Investment Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net depreciation in fair value of investments, interest, dividends and other income (investment loss) per the financial statements to the Form 5500 for the year ended December 31, 2011:

Total net investment loss per the financial statements	$(22,523,574)
Add: Current year adjustment for fair value to contract value of synthetic GICs and common collective trust	4,072,504
Subtract: Prior year adjustment for fair value to contract value of synthetic GICs and common collective trust	(2,779,129)

Total net investment loss per the Form 5500	$(21,230,199)

Traditional GICs are reported at contract value in the Form 5500. The Synthetic GICs and common collective trust that holds GICs are reported at fair value in the Form 5500 as of December 31, 2011 and 2010.

Supplemental Schedules

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Totally Fully Corrected Under VFCP and PTE 2002–51
Check here if Late Participant Loan Repayments are included x	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$545,792	$—	$545,792	$—	$—

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issue	Description of Investment	Current Value

Company Stock
*News Corporation Common Stock
News Corporation Class B	Common Stock, 2,071,586 shares	$37,661,433

Short-Term Investments
*Fidelity Management Trust Company	Short-term investment fund; 0.05%	18,695,584

Money Market Portfolio
*Fidelity Management Trust Company	Money Market portfolio – Class 1	653,523

Common Collective Trust
Goode Stable Value Trust Fund	Collective fund; 2.17%	2,940,388

Synthetic GICs
ING Life Insurance and Annuity Company (CT 60243)
Blackrock	1-3 Year Credit Bond Index Fund	4,872,104
Blackrock	1-3 Year Government Bond Index Fund	1,827,460
Blackrock	Asset-Backed Security Index Fund	8,119,906
Blackrock	Commercial Mortgage-Backed Security Fund	1,251,469
Blackrock	Int Term Credit Bond Index Fund	8,995,588
Blackrock	Intermediate Government Bond I	4,087,689
Blackrock	Long Term Government Bond Index Fund	2,709,257
Blackrock	Mortgage-Backed Security Index Fund	9,012,434
Wrapper		97,602

Fair value of contract		40,973,509

Monumental Life Insurance Co. (Aegon) – MDA01083TR
Blackrock	1-3 Year Credit Bond Index Fund	3,167,914
Blackrock	1-3 Year Government Bond Index Fund	1,188,227
Blackrock	Asset-Backed Security Index Fund	5,279,783
Blackrock	Commercial Mortgage-Backed Security Fund	813,723
Blackrock	Int Term Credit Bond Index Fund	5,847,669
Blackrock	Intermediate Government Bond I	2,658,406
Blackrock	Long Term Government Bond Index Fund	1,769,728
Blackrock	Mortgage-Backed Security Index Fund	5,860,038
Wrapper		25,203

Fair value of contract		26,610,691

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Identity of Issue	Description of Investment	Current Value

Synthetic GICs (continued)
Prudential Trust Company Collective Trust	Collective fund; 2.85%	$29,406,157
Wrapper		35,894

Fair value of contract		29,442,051

ING Life Insurance and Annuity Company (60353)	Collective fund; 0.78%	7,510,291
Wrapper		5,780

Fair value of contract		7,516,071

Rabobank Nederland – FOX060201-A
Commercial Mortgage Backed Sec	Series 2006-CD2; Class A2; 1/17/12; $1,000,000; 5.41%	363,135
Federal Home Loan Corp.	Series 2743; Class OD; 4/16/12; $1,500,000; 5.00%	720,401
Wrapper		154

Fair value of contract		1,083,690

Bank of America, N.A. 03 – 049	Maturity 5/16/2013; 4.81% yield
Federal Home Loan Corp.	Series 2870; Class AK; 11/15/12; $1,500,000; 5.00%	986,795
Citibank Credit Card	Series 2008-A4; Class A4; 3/15/13; $1,500,000; 4.65%	1,574,014
Rate Reduction Bonds	Series 2001-1; Class A3; 5/1/13; $2,000,000; 6.48%	762,100
Rate Reduction Bonds	Series 2004-1; Class A2; 11/15/12; $1,750,000; 4.81%	514,181
GNMA Project Loan Corp.	Series 2008-92; Class AB; 5/16/13; $2,000,000; 3.52%	1,252,846
GNMA Project Loan Corp.	Series 2008-8; Class A; 1/16/13; $1,500,000; 3.61%	575,880
Auto	Series 2007-A; Class A4; 1/9/12; $1,250,000; 5.28%	216,775
Auto	Series 2008-C; Class A4A; 7/16/12; $1,000,000; 5.16%	495,002
Wrapper		414

Fair value of contract		6,378,007

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Identity of Issue	Description of Investment	Current Value

Synthetic GICs (continued)
J.P. Morgan Chase Bank – AFox01 Commercial Mortgage Backed Sec	Maturity 11/18/2013; 4.60% yield Series 2004-C3; Class A3; 9/10/12; $1,500,000; 4.87%	$164,979
GNMA Project Loan Corp.	Series 2008-22; Class A; 1/16/13; $1,500,000; 3.50%	471,795
GNMA Project Loan Corp.	Series 2006-67; Class A; 11/18/13; $1,000,000; 3.95%	407,146
Federal Home Loan Corp.	Series 2900; Class PB; 11/15/12; $1,250,000; 4.50%	249,972
Wrapper		207

Fair value of contract		1,294,099

Natixis Financial Products, Inc. WR-1816-01	Maturity 5/12/2014; 4.37% yield
Commercial Mortgage Backed Sec	Series 2005-C3; Class A2; 1/15/14; $1,000,000; 4.64%	720,987
Federal Home Loan Corp.	Series 2780; Class LD; 6/15/12; $1,000,000; 5.00%	604,514
Commercial Mortgage Backed Sec	Series 2005-CIP1; Class A2, 5/12/14; $1,000,000; 4.96%	686,107
Wrapper		2,025

Fair value of contract		2,013,633

Total Fair Value of Synthetic GICs		115,144,472
Total Fair Value of Wrappers		167,279

Total Fair Value of Contracts		115,311,751

Traditional GICs at contract value
Metropolitan Life – GAC 31951	Maturity 7/16/12, 4.07% yield	837,902

Metropolitan Life – GAC 32613	Maturity 6/16/14, 1.25% yield	3,002,656

Total contract value of traditional GICs		3,840,558

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2011

Identity of Issue	Description of Investment	Current Value

Mutual Funds
Morgan Stanley	Morgan Stanley Institutional Mid Cap Growth Fund Class I, 2,561,399 shares	$84,321,252
Dodge & Cox	Stock Fund, 420,383 shares	42,727,809
American Funds	AMCAP R6 Fund, 6,272,087 shares	118,479,727
Artio	International Equity Fund II, 7,492,846 shares	71,256,968
PIMCO	Total Return Fund Institutional Class, 9,394,340 shares	102,116,477
Allianz	NFJ Small Cap Value Fund Inst Class, 683,276 shares	19,937,985
Blackrock	Inflation Protected Institutional Class, 1,277,549 shares	14,921,773
*Fidelity	Spartan U.S. 500 Index Institutional, 2,831,011 shares	125,979,996
*Fidelity	Spartan International Index Fund, 158,482 shares	4,714,829
*Fidelity	Freedom K Income Fund, 143,716 shares	1,623,988
*Fidelity	Freedom K 2010 Fund, 970,788 shares	11,746,538
*Fidelity	Freedom K 2015 Fund, 1,755,660 shares	21,296,154
*Fidelity	Freedom K 2020 Fund, 2,825,285 shares	35,118,298
*Fidelity	Freedom K 2025 Fund, 4,104,351 shares	51,058,128
*Fidelity	Freedom K 2030 Fund, 4,240,685 shares	53,178,190
*Fidelity	Freedom K 2035 Fund, 3,891,067 shares	48,755,070
*Fidelity	Freedom K 2040 Fund, 3,336,220 shares	41,936,293
*Fidelity	Freedom K 2045 Fund, 2,297,322 shares	29,084,098
*Fidelity	Freedom K 2050 Fund, 1,401,618 shares	17,730,464

Total mutual funds		895,984,037

Total investments		1,075,087,274

*Participant loans	Interest rates ranging from 4.25% to 10.50% and maturities through 2026	21,551,023

		$1,096,638,297

*	Represents a party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By:	/s/ Debbie Duhamell
Debbie Duhamell
VP, Benefits
Fox Group

Date: June 25, 2012

EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP